UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.


I.   GENERAL IDENTIFYING INFORMATION

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ]  ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: WAYNE HUMMER MONEY FUND TRUST

     3.   Securities and Exchange Commission File No.: 811-03359

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]  Initial Application      [ ]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          300 SOUTH WACKER DRIVE, 15TH FLOOR, CHICAGO, ILLINOIS 60606

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          ROBERT J. MORAN, ESQ.
          VEDDER, PRICE, KAUFMAN & KAMMHOLZ
          222 N. LASALLE STREET
          CHICAGO, ILLINOIS 60601
          (312) 609-7500

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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     STATE STREET BANK AND TRUST COMPANY     WAYNE HUMMER MANAGEMENT COMPANY
     225 FRANKLIN STREET                     300 SOUTH WACKER DRIVE
     BOSTON, MASSACHUSETTS 02110             CHICAGO, ILLINOIS 60606
     (617) 786-3000                          (312) 431-1700

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE
           THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X]  Open-end                 [ ]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          MASSACHUSETTS

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          WAYNE HUMMER MANAGEMENT COMPANY
          300 SOUTH WACKER DRIVE
          CHICAGO, ILLINOIS 60606

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          WAYNE HUMMER INVESTMENTS L.L.C.
          300 SOUTH WACKER DRIVE
          CHICAGO, ILLINOIS 60606

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     13.  If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes   [X] No

          If Yes, for each UIT state:

               Name(s):


               File No.:  811-___________


               Business Address:


     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes   [ ] No

               If Yes, state the date on which the board vote took place:
               JANUARY 23, 1999 AND MAY 7, 1999

               If No, explain:


          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X] Yes   [ ] No

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               If Yes, state the date on which the shareholder vote took place:
               JUNE 30, 1999

               If No, explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes   [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions: JULY 30, 1999

          (b)  Were the distributions made on the basis of net assets?

               [X] Yes   [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

               [X] Yes   [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only: NOT APPLICABLE
               Were any distributions to shareholders made in kind?

               [ ] Yes   [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only: NOT APPLICABLE
          Has the fund issued senior securities?

          [ ] Yes   [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

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                                       5

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes   [ ] No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? NO

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes   [X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


          (b)  Why has the fund retained the remaining assets?


          (c)  Will the remaining assets be invested in securities?

               [ ] Yes   [ ] No

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     21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [] Yes    [X] No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses incurred in connection with the Merger or
Liquidation:

               (i)  Legal expenses: $29,917.49

               (ii) Accounting expenses: -0-

               (iii) Other expenses (list and identify separately):

                    ALLOCATED PORTION OF PROXY PRINTING, MAILING AND RELATED SERVICES - $11,093.01

               (iv) Total expenses (sum of lines (i)-(iii) above): $41,010.50

          (b)  How were those expenses allocated?

               TOTAL PROXY RELATED EXPENSES FOR THE SHAREHOLDERS MEETING OF WAYNE HUMMER MONEY FUND TRUST (EXCLUSIVE OF PROXY RELATED LEGAL FEES INCLUDED IN ITEM 22.(A)(I), ABOVE) WERE $48,188. PROXIES WERE SOLICITED TO SECURE SHAREHOLDER APPROVAL OF THE FOLLOWING MATTERS: (A) ELECTION OF A BOARD OF TRUSTEES (REQUIRED DUE TO CHANGE IN BOARD COMPOSITION); (B) CHANGES TO THE FUND'S FUNDAMENTAL INVESTMENT POLICIES; (C) APPROVAL OF THE REORGANIZATION; AND (D) AUTHORIZATION TO OBTAIN APPROVAL OF THE ADVISORY AGREEMENT TO GOVERN THE NEW SERIES OF WAYNE HUMMER INVESTMENT TRUST INTO WHICH THE FUND WAS TO BE REORGANIZED. THE MATTERS SET FORTH IN (A) AND (B) OF THE PRECEDING SENTENCE WERE IN NEED OF SHAREHOLDER APPROVAL WHETHER OR NOT THE MATTERS SET FORTH IN (C) AND (D) WERE TO BE APPROVED. GIVING EFFECT TO THE FOREGOING, PROXY EXPENSES RELATED TO THE REORGANIZATION WERE ALLOCATED BASED UPON THE NUMBER OF PAGES IN THE PROXY

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                                       7

          WHICH DISCUSSED THE REORGANIZATION AND APPROVAL OF THE
          POST-REORGANIZATION ADVISORY AGREEMENT AGAINST THE TOTAL NUMBER OF PROXY PAGES.

          (c)  Who paid those expenses?

               WAYNE HUMMER MANAGEMENT COMPANY, THE INVESTMENT ADVISER TO BOTH WAYNE HUMMER MONEY FUND TRUST AND WAYNE HUMMER INVESTMENT TRUST PAID $7,500 OF THE TOTAL EXPENSES. WAYNE HUMMER MONEY FUND TRUST AND THE WAYNE HUMMER MONEY MARKET FUND SERIES OF WAYNE HUMMER INVESTMENT TRUST (AS THE SURVIVOR IN THE REORGANIZATION) PAID ALL OTHER EXPENSES.

          (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

          [] Yes    [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [] Yes    [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [] Yes    [X] No

          If Yes, describe the nature and extent of those activities:

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VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger:

               WAYNE HUMMER INVESTMENT TRUST
               (WAYNE HUMMER MONEY MARKET FUND SERIES)

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               811-03880

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               ACCESSION NO. 0000950131-99-002878; FORM PRER14A (PROXY); MAY 7,
               1999

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Wayne Hummer Money Fund Trust, (ii) he is the President of Wayne Hummer Money

Fund Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                             /s/ David P. Poitras
                                             ----------------------------------
                                                 David P. Poitras